The Board of Directors
Enterprise Bancorp, Inc.:

We consent to incorporation by reference in Registration Statements on Form S-8 (No. 333-60036 and No. 333-51953) and Form S-3 (No. 333-79135) of Enterprise
Bancorp, Inc. of our report dated March 6, 2003, relating to the consolidated balance sheets of Enterprise Bancorp, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002, which report is included herein. Our report refers to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 147, "Acquisitions of Certain Financial Institutions."


/s/  KPMG LLP

Boston, Massachusetts
March 24, 2003